

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 6, 2007

Mr. John A. Bryant
Chief Financial Officer
Kellogg Company
One Kellogg Square
Battle Creek, MI 49016-3599

> **Re:** **Kellogg Company**
> **Form 10-K for Fiscal Year Ended December 30, 2006**
> **Filed February 23, 2007**
> **File No. 1-04171**

Dear Mr. Bryant:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Financial Data, page 10

1.   We note your presentation of Gross Profit as a percentage of sales along with separate presentation of depreciation expense. Please clarify if your measure includes an amount of depreciation associated with the cost of goods sold. Please refer to SAB Topic 11:B for guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Margin Performance, page 13

2.   It appears you are using the terms "Gross Margin" and "Gross Profit"
        interchangeably. To avoid investor confusion, please add clarifying disclosure
        that indicates the terms are synonymous or, modify your disclosures to present a
        single term to describe the measure of profitability.

Liquidity and Capital Resources, page 16

3.   We note your disclosure that indicates your consolidated inventory balances were
        unfavorably affected by U.S. capacity limitations during 2006. We further note
        that your inventory balances have increased as of year end 2006 compared to
        2005. Please further explain to us how capacity limitations unfavorably affected
        your inventory balances.

Financial Statements

Consolidated Balance Sheet, page 29

4.   It appears you have included in Other Assets, amounts representing goodwill and
        intangible assets. Please refer to paragraphs 42 and 43 of SFAS 142 and modify
        your presentation accordingly.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief